CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

April 20, 2006

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS EARNS 51% INTEREST IN CASIERRA DIAMOND LICENCES

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that it is now vested with an undivided 51% of the Optionor's interest in two exploration licences for diamonds and other minerals and metals in Sierra Leone, West Africa (the “Property”).

Under the terms of an agreement dated February 25, 2005 (the “Agreement”), between Cream and Casierra Development Fund Inc. (“CDF”) and its affiliate company, Casierra Diamond Corporation (“CDC”) (collectively, the “Optionor”), Cream earned its undivided 51% of the Optionor's interest in the Property or the company which owns the Property by issuing a total of 200,000 common shares of Cream and by completing US$500,000 in exploration expenditures on the Property over a 12-month period.

Cream may acquire an additional 19% undivided interest (for a total 70% of the Optionor's interest) by issuing an additional 300,000 common shares of Cream, and completing an additional US$300,000 in exploration expenditures on the Property on or before March 16, 2007.

In the event Cream has acquired 70% of the Optionor's interest, a joint venture will be constituted between the parties and each party will contribute to further expenditures on the Property in accordance with its interest.  If the Optionor is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the Optionor's share in the net proceeds of production from the Property prior to any other distribution to the Optionor.

Upon fulfilling the obligations set out above, Cream shall be vested with an undivided interest in the Property or in the company which holds title to the Property, but in any event this interest may be converted, if Cream so elects and subject to the approval of the Government of Sierra Leone, into a direct interest in the Property at the time that a production lease is obtained for the Property.

No common shares were or will be issued as bonuses, finder’s fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC, the Optionor, and is the operator on the Property.  Frank A. Lang, President & CEO of the Company is a major shareholder of the Optionor.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.   Cream will be featured April 23rd and 24th, 2006 - on National TV, BTV-Business Television profiles.  Broadcast times: Ontario: Toronto One (now SUNTV) – Sun. Apr. 23rd @ 9:00am EST, BC/Washington: KVOS TV - Sun. Apr. 23rd @ 4pm PST, AB/Calgary: CITY TV – Mon. Apr. 24th @ 3:30pm MST and Bell Express VU and Star Choice – West SUNTV Sun. Apr. 23rd @ 6:00am PST.

Frank A. Lang, BA, MA, P. Eng.
President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.